January 21, 2009

Mr. Blaise Rhodes
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Your Letters Dated December 15, 2008 and January 5, 2009 and Our Phone Conversation on January 21, 2009
Dear Mr. Rhodes:
Per our telephone conversation this morning, Herbalife Ltd. (the “Company” or “we”) formally requests an extension to respond to your comment letter dated December 15, 2008 (the “Letter”) on Monday, January 26, 2009. As per my phone messages and fax correspondence in the past week (a copy of the fax dated January 16, 2009 is attached hereto as an Exhibit), extenuating circumstances related to the relocation of our headquarters prevented the Company from being able to reply sooner.
Notwithstanding our request for a telephone conversation in the attached exhibit, it is our intent to reply to the Letter in writing on Monday, January 26, 2009. If any open items remain following your review of our forthcoming response, we would appreciate the opportunity to set up a conference call to discuss.

Thank you and best regards,
/s/ DAVID PEZZULLO
David Pezzullo
Senior Vice President, Finance - Chief Accounting Officer

EXHIBIT
January 16, 2009

Mr. Blaise Rhodes
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Dear Mr. Rhodes:
I wanted to follow up my voice mail from this morning with a quick fax. Herbalife Ltd. moved its principal executive offices from Century City, CA to downtown Los Angeles, CA on December 12, 2008. Part of the project was an entirely new telephone system with new phone/fax numbers (new area code as well). You sent a fax dated December 15, 2008 (addressed to Richard Goudis, our Chief Financial Officer) with additional follow-up questions as part of our on-going dialogue related to the 2007 Form 10K for Herbalife Ltd. You also sent a fax dated January 5, 2009 asking for a response to the previous letter. The company did not receive either of these faxes until yesterday afternoon, when an employee cleared out our fax server “queue” from the prior building’s system and discovered these.
We hope it is evident from our normally prompt responses and the seriousness with which we take our financial reporting responsibilities, including especially, correspondence with members of the staff of the Securities and Exchange Commission, that this recent lack of response was not in any way intentional nor reflective of the importance of these issues to the company and that we wish to swiftly rectify this situation. Please accept our apologies for any inconvenience this “relocation logistics” issue has caused you.
We respectfully request the opportunity to speak, by telephone, with yourself and Tia Jenkins so that we may better answer the follow-up questions you have posed and to provide any further explanations that will assist in the understanding of our business, aspects of which are very different from most companies and can be complicated. We propose we would then follow up with a written response that summarizes what we will have discussed.
Please contact me at your earliest opportunity so that we can set up the call referenced above. I can be reached at 310-719-2430. The new fax number for Richard Goudis, to which any correspondence may be sent is 213-765-9809. The company’s main telephone number has not changed and is 310-410-9600.

Thank you and best regards,
/s/ DAVID PEZZULLO
David Pezzullo
Senior Vice President, Finance - Chief Accounting Officer